Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0815 F: +1 202.637.3593 vladbulkin@ eversheds-sutherland.com

June 21, 2019

VIA EDGAR

Christina DiAngelo Fettig

Raymond Be, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.

Post-Effective Amendment No. 1 to Registration Statement on Form N-2

Filed on April 8, 2019 (File No. 333-223830)

Dear Ms. Fettig and Mr. Be:

On behalf of Solar Senior Capital Ltd. (the “Company” or “Solar Senior”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 28, 2019 and May 29, 2019 with respect to the Company’s post-effective amendment no. 1 to the registration statement on Form N-2 (File No. 333-223830), filed with the Commission on April 8, 2019 (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

Prospectus

1.

Comment: Please file as exhibits to the Registration Statement: (i) an updated consent from the Company’s auditor, KPMG LLP; (ii) the financial statements for the Company’s significant subsidiaries, Gemino Healthcare Finance, LLC (“Gemino”) and North Mill Capital LLC (“North Mill”), for the year ended December 31, 2018; and (iii) consents of the auditors for Gemino’s and North Mill’s financial statements. Please also confirm that the Prospectus will be updated with March 31, 2019 financial information prior to requesting effectiveness of the Registration Statement.

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Christina DiAngelo Fettig

Raymond Be

June 21, 2019

Response: The Company confirms to the Staff that prior to requesting effectiveness of the Registration Statement, it will file as exhibits to the Registration Statement: (i) an updated consent from the Company’s auditor, KPMG LLP; (ii) the financial statements for Gemino and North Mill for the year ended December 31, 2018; and (iii) consents of the auditors for Gemino’s and North Mill’s financial statements. The Company also confirms that Prospectus will be updated with March 31, 2019 financial information prior to requesting effectiveness of the Registration Statement.

2.	Comment: Please confirm that the Company will not sell any securities off of the Registration Statement until the Registration Statement is declared effective.

Response: The Company confirms to the Staff that it will not sell any securities off of the Registration Statement until the Registration Statement is declared effective.

3.

Comment: With regard to the Fees and Expenses table on page 14 of the Prospectus, please advise the Staff whether the Company anticipates incurring additional borrowings as a result of the Company now being subject to a reduced asset coverage ratio of 150%. If so, please consider increasing the estimated borrowing costs reflected in the Fees and Expenses table.

Response: The Company advises the Staff that it cannot estimate or determine with any level of comfort any specific level of borrowings above or below current March 31, 2019 levels as such is mostly outside of the Company’s control. Market conditions will dictate both new opportunities to invest as well as the degree to which the Company’s investments get repaid before the stated maturity. Ultimately, the Company believes the ratio updated for March 31, 2019 is reasonable based on current market conditions.

4.	Comment: What percentage of the Company’s portfolio as of March 31, 2019 is invested in unitranche loans? If the percentage is significant, the Staff may have additional comments.

Response: The Company advises the Staff that approximately 2.3% of the Company’s portfolio as of March 31, 2019 consisted of unitranche loans.

5.

Comment: The Staff refers to page F-24 of the Prospectus, which includes a table entitled “Fair Value Measurements Using Level 3 Inputs.” In future filings, please disclose the transfers into level 3 separately from the transfers out of level 3 in the Company’s fair value disclosures.

Response: The Company confirms to the Staff that, if and when applicable, the Company will disclose the transfers into level 3 separately from the transfers out of level 3 in its fair value disclosures.

Christina DiAngelo Fettig

Raymond Be

June 21, 2019

1.	Legal Comments

1.

Comment: The Staff refers to the following disclosure on page 2 of the Prospectus: “Securities rated below investment grade are often referred to as “leveraged loans,” “high yield” or “junk” securities, and may be considered “high risk” compared to debt instruments that are rated investment grade.” Please add to this disclosure that such investments may be considered speculative.

Response: The Company has updated the disclosure in the Prospectus in response to the Staff’s comment.

2.

Comment: The Staff refers to the disclosure under the heading “Deep Industry Focus with Substantial Information Flow” on page 5 of the Prospectus, which suggests that the Company concentrates its investing activities “in industries characterized by strong cash flow.” However, other parts of the Prospectus, such as on page 21, suggest that the Company does not target any specific industries. Please revise the disclosure throughout the Prospectus as necessary to make it consistent with regard to the Company’s targeted investments.

Response: The Company has updated the disclosure in the Prospectus in response to the Staff’s comment.

3.

Comment: The Staff refers to the disclosure under the heading “Deep Industry Focus with Substantial Information Flow” on page 5 of the Prospectus, which suggests that the Company “concentrates” its investing activities. Please consider using a word other than “concentrate” in this context.

Response: The Company has updated the disclosure in the Prospectus in response to the Staff’s comment.

4.

Comment: The Staff refers to the following disclosure on page 21 of the Prospectus: “many of our debt investments will not fully amortize during their lifetime”. Please explain briefly in plain English what this means.

Response: The Company has updated the disclosure in the Prospectus in response to the Staff’s comment.

*    *    *

Christina DiAngelo Fettig

Raymond Be

June 21, 2019

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0815 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Vlad M. Bulkin
Vlad M. Bulkin

cc:	Richard Peteka / Solar Senior Capital Ltd.

Steven B. Boehm / Eversheds Sutherland (US) LLP